

September 9, 2013

<u>Via E-Mail</u>
Todd A. Becker
President and Chief Executive Officer
Green Plains Renewable Energy, Inc.
450 Regency Parkway, Suite 400
Omaha, NE 68114

> **Re: Green Plains Renewable Energy, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 23, 2013**
> **File No. 333-190804**

Dear Mr. Becker:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note references to "unit" in footnote (2) to the registration fee table and disclosure on page 1 that " . . .we may offer shares of our common stock, as well as various series of debt securities and warrants, to purchase any of such securities, either individually or *in units*, in one or more offerings . . ." [emphasis added]. Please clarify your reference to "units" and tell us whether the offer of such units is being registered as part of this registration statement.

<u>This Prospectus May Not be Used to Offer or Sell . . . , page 1</u>

2. Please revise this section to remove any implication that information contained in the prospectus may not be accurate other than "as of the date on the front of the document . . ." or "only as of the date of the document incorporated by reference . . . ."

Conversion or Exchange Rights, page 10

3. We note your disclosure on page 10 that you may issue debt securities that may be
    "convertible into or exchangeable for common stock or *other securities of ours*"
    [emphasis added]. Please clarify you reference to "other securities of ours" and tell us
    whether the offer of such securities is being registered as part of this registration
    statement, or otherwise.

Incorporation of Documents by Reference, page 16

4. We note your incorporation by reference of "any future filings made by us with the SEC
    under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as
    amended (the "Exchange Act")" and that "all documents subsequently filed by us
    pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the
    termination of this offering are incorporated by reference and become a part of this
    prospectus from the date such documents are filed." Please revise your incorporation by
    reference section to also include filings filed after the date of the initial registration
    statement and prior to the effectiveness of your registration statement. Please refer to
    Question 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations.

Exhibit 5.1, Opinion of Husch Blackwell LLP

5. Please confirm your understanding that an appropriately unqualified opinion must be
    filed no later than the closing date of the offering of the securities covered by the
    registration statement. For guidance, please refer to Section II.B.2.a of Staff Legal
    Bulletin 19.

6. We note reference to "par value $0.01 per share (the "Common Stock")" in paragraph
    one of page one. We contrast this with references to "par value $0.001 per share" in the
    registration fee table in the Form S-3 and "$0.001 par value per share" on page five of the
    Form S-3. Please revise to correct this apparent inconsistency.

Exhibit 25.1

7. We note your intention to file a Statement of Eligibility on Form T-1 "by amendment or
    as an exhibit to a report pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act . . .
    ." Please note that if you intend to designate the trustee on a delayed basis, you should
    file each Form T-1 separately under the electronic form type "305B2," rather than on
    Form 8-K or post-effective amendment. Refer to Section 206 of the Trust Indenture Act
    of 1939 Compliance and Disclosure Interpretations.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in

possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kamyar Daneshvar, Staff Attorney, at (202) 551-3787 or me at (202) 551-3397, if you have any questions regarding our comments.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Jeffrey T. Haughey (*via e-mail*)
        Husch Blackwell LLP